August 31, 2006

Jill S. Davis
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Stop 7010
Washington, D.C.   20549

Re:                              Forest Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
March 16, 2006
File No. 1-13515

Dear Ms. Davis:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated August 17, 2006 with respect to the filing referenced above.  For your convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Business

Independent Audit of Reserves, page 6

1.                                      We note your discussion of a measure you refer to as “SEC PV10%”.  Please tell us and disclose how this measure is calculated and what the measure represents.  Please contact us to discuss.

Response to Comment 1

The term “SEC PV10%” is defined on page 15 of our Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), under the caption “Glossary of Oil and Gas Terms.”   The definition included in our glossary describes what the measure represents and how it is calculated, as follows:

“Present value or PV10% or “SEC PV10%: When used with respect to oil and gas reserves, present value or PV-10 or SEC PV10% means the estimated future gross revenue to be generated from the production of net proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, without giving effect to non-property related expenses such as general and administrative expenses, debt service, accretion, and future income tax expense or to depreciation, depletion, and amortization, discounted using monthly end-of-period discounting at a nominal discount rate of 10% per annum.”

We use this term on page 6 of the Form 10-K in the context of describing our internal reserve audit procedures.  Our internal procedures refer to this measure for purposes of determining the fields that will be subject to the reserve audit procedures.   Used in this context, we do not consider the reference to be a non-GAAP measure since it is used merely to explain our internal procedures.   We do not use the use the term or measure for any other purpose in the Form 10-K.   Because we do not disclose any PV10% values in the Form 10-K, we do not believe that there is any amount that needs to be reconciled to the standardized measure calculated in accordance with SFAS 69.

In response to the Staff’s concern, we will immediately discontinue using the term “SEC PV10%” in all future reports or filings and we will replace any references to SEC PV10% with “PV10%.”   Further, if we chose to include any actual oil and gas reserves figures in our documents, we will include figures computed in accordance with SFAS No. 69.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates, Judgments, and Assumptions

Fair Value of Derivatives, page 44

2.                                      We note your disclosure regarding your derivative instruments that indicates the factors underlying your assessment of correlation of your hedging derivatives are impacted by actual results.  We further note your disclosure that indicates that the risk you hedge is difficult to correlate primarily due to quality and location differences.  Please explain whether or not your hedging derivatives meet the criteria of being clearly and closely related for all periods presented.

Response to Comment 2

We included this disclosure in the Form 10-K due to the reasonable likelihood that an initial assessment that a hedge was expected to be highly effective would change as a result of ongoing effectiveness assessments.  Given the large amounts of gains or losses that may be deferred in accumulated other comprehensive income(loss) at any given time when cash flow hedge accounting is applied, a change in our initial effectiveness assessment may have a material impact on our results of operations if these amounts were required to be reclassified to earnings.

We believe the derivatives for which cash flow hedge accounting was applied were clearly and closely related to the underlying commodity being hedged (i.e., the hedges were deemed to be highly effective in achieving offsetting cash flows).  Retrospective regression analysis done at the inception of our hedges and on an on-going basis typically reflected correlation between the hedge and the hedged item in excess of 90%.

As disclosed in our first quarter 2006 Form 10-Q, we elected to discontinue hedge accounting effective in March of 2006 on the few remaining hedges that still qualified for hedge accounting following Hurricanes Katrina and Rita in 2005 and the spin-off of our Gulf of Mexico operations that we completed on March 2, 2006.  (The majority of our oil and gas derivatives were designated as hedges of our offshore oil and gas production.)  Accordingly, in the future we will eliminate this disclosure commencing with our Form 10-K for the year ended December 31, 2006 that we will file in 2007.

Full Cost Method of Accounting, page 45

3.                                      We note your disclosure that states, “If exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs are charged against earnings as impairments.”  Please tell us how this policy is consistent with the requirements of Rule 4-10(c)(3)(ii)(A) of Regulation S-X.

Response to Comment 3

The referenced disclosure was intended to be a summarization of the first sentence in Rule 4-10(c)(3)(ii)(A), which states as follows: “All costs directly associated with the acquisition and evaluation of unproved properties may be excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties.”  We included the disclosure primarily to highlight several specific instances that we have encountered over the past few years.  In 2004 and 2005, we impaired investments in unproved international properties concurrent with managements’ decision to refocus our efforts on North American exploration and production activities and scale back our international activities and only focus on a few international locations.

Although we did not include specific reference in our disclosure, we follow the remaining guidance prescribed by Rule 4-10(c)(3)(ii)(A).   In future filings, we will clarify the disclosure by revising the language as follows: “Unproved properties are assessed periodically to ascertain whether impairment has occurred.  An impairment of unproved property costs may be indicated through evaluation of drilling results, relinquishment of drilling rights or other information.”

Financial Statements

Consolidated Statements of Cash Flows, page 56

4.                                      Please clarify for us the nature of the line item referred to in your investing activities as “Sale of goodwill and contract value”.

Response to Comment 4

The referenced line item reflects the proceeds received from the sale of the assets of our wholly-owned gas marketing subsidiary, Producers Marketing, Ltd. (“Promark”), to Cinergy Canada in March 2004.  At the time we completed the sale, Promark only held two notable net assets – goodwill and existing marketing contracts.  In the future, if the Staff prefers, we will re-characterize the line item as “Sale of Gas Marketing Assets” or use a similar reference.

Note 13 – Business and Geographical Segments, page 98

5.                                      It appears from your disclosures that you have identified segments and reporting units at a level below the full cost country based cost center level.  Please explain how you have been able to apply the provisions of SFAS 142.  Additionally, please address how you are able to comply with the full cost rules given that identity of the costs incurred is theoretically lost within the full cost pool when capitalized.  We may have further comment.

Response to Comment 5

We have identified three operating segments under the U.S. full cost country-based cost center in an effort to comply SFAS 131.  The purpose of SFAS 131 is to provide the users of our financial statements access to the same financial data that our management team uses to make decisions about allocating resources and assessing our performance.  Because the results of these three segments are regularly reviewed by management and information about these segments is regularly presented to the board, and our corporate structure corresponds to the reported segments, we concluded that under SFAS 131 we are required to present them as segments.  While we have three operating segments under the U.S. cost center, they are aggregated for ceiling test calculations, depletion expense, and similar purposes.  As a result, we only have one cost center for the U.S. properties in accordance with Rule 4-10(c).

SFAS 142 defines a reporting unit as on an operating segment or one level below an operating segment.  We concluded that it was not proper to aggregate the segments because the segments did not share similar economic characteristics due to differences in reserve lives, development costs, operating costs, and other considerations.  Therefore, we believe that we have properly assigned goodwill to the reporting units (which are the same as its operating segments) in accordance with paragraph 32 of SFAS 142.  For the goodwill impairment tests as prescribed by SFAS 142, the net book value of the U.S. full cost pool is allocated to the three operating segments based on relative fair values to determine the carrying values of each reporting unit. In that regard, we believe we have complied with both the full cost rules, and SFAS 142.

Note 14 – Supplemental Financial Data, Oil and Gas Producing Activities (unaudited), page 101

6.                                      We note in your analysis of Other Expense (Income), Net located on page 35 of your document that you appear to hold an equity method investment.  Please clarify to us the nature of this investment and why it is not reflected in your disclosures prepared in accordance with SFAS 69.

Response to Comment 6

As described on page 43 of the Form 10-K, under the caption “Other Obligations,” we own a 40% minority interest in an affiliate that owns a petroleum pipeline system within the Cook Inlet area of Alaska.  The sole purpose of this entity is to transport and store crude oil produced from various production facilities located in the Cook Inlet of Alaska to a shipping depot that is located several miles to the south of our properties.  This entity does not own any interests in proved oil and gas properties and the results of its operations have not been considered to be from oil and gas producing activities.  As such, no disclosures were considered appropriate under SFAS 69

Costs Incurred in Oil and Gas Exploration and Development Activities, page 102

7.                                      Please modify your presentation to provide separate disclosure of property acquisition costs relating to Proved and Unproved properties.

Response to Comment 7

In future filings, we will modify our disclosures to present proved and unproved property acquisition costs separately.

Standardized Measure of Discounted Future Net Cash Flows, page 106

8.                                      We note your disclosures on pages 107 and 108 that indicate the computations of the standardized measure are based on average natural gas and liquids prices.  Please tell us and clarify in your document if these amounts represent average year end prices or some other form of average.  Please refer to paragraph 30(a) of SFAS 69.

Response to Comment 8

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves was calculated using year-end prices for each property.  We used the term “average” to indicate that the referenced prices represent the weighted average of the year-end spot prices throughout the various regions that the oil and gas producing activities occurred in each cost center.  In future filings, we will revise the disclosure to indicate that the prices represent weighted average year-end spot prices.

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In connection with the foregoing responses, the undersigned, on behalf of Forest, acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Forest may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Thank you for your time and consideration of these matters.

Sincerely,

/s/ David H. Keyte

David H. Keyte

Executive Vice President and Chief Financial Officer

Cc:                               Kevin Stertzel
United States Securities and Exchange Commission
Division of Corporation Finance

H. Craig Clark
President and Chief Executive Officer
Forest Oil Corporation